EXHIBIT 99.2
Date: June 17, 2011
From: Doug Hutcheson, President and CEO
To: Leap Employees Holding the Title of Director or Higher
Subject: Proposed Stock Option Exchange Program
Earlier today, we filed a proxy statement with the SEC indicating that we plan to ask our stockholders to approve a stock option exchange program under which eligible employees would be able to elect to exchange certain stock options they hold for new options covering fewer shares at a lower exercise price.
Like many telecommunications companies, our stock price has varied significantly over the past few years due to the evolving competitive landscape, changes in customer preferences and the impact of the challenging macro-economic environment. As a result, many employees hold options with exercise prices significantly higher than the current market price of our stock. As you know, we have recently experienced improvements in our operational performance as a result of the new business initiatives we introduced last year. We believe that it is important to provide our employees with sufficient incentives to help us continue this momentum and achieve our business goals — and the proposed stock option exchange program is an important step in this process.
Participation in the option exchange program will be entirely voluntary. Current employees with stock options with exercise prices of $30 or higher would be eligible to exchange those options for new ones covering a fewer number of shares. The new options would have an exercise price equal to the closing price of our stock when the new options are granted and would vest over a three-year period. Our executive officers and members of Leap’s board of directors would not be eligible to participate in the stock option exchange.
You can access the full stockholder proposal for the exchange program in Leap’s proxy statement here. The proxy statement we filed is in preliminary form as required for SEC review. We will be filing a final proxy statement in the next few weeks, which you will be able to access when it is available at www.sec.gov. If the stock option exchange program is approved by Leap’s stockholders at our 2011 Annual Meeting, and you hold eligible stock options, you will receive detailed information about the exchange program shortly thereafter.
As always, thank you for your continued commitment and support.
What you do matters.

Legal Notice Regarding Exchange Program and Solicitation of Proxies
The following is important legal information, which we are required to include as part of this communication and we encourage you to read it.
We have not commenced the exchange program that is referred to in this communication. Whether the exchange program commences is conditioned upon stockholder approval. Upon commencement of the program, Leap will file a tender offer statement and related exhibits and documents with the Securities and Exchange Commission (the “SEC”), which should be read by all of Leap’s employees holding options that are eligible to participate in the exchange.
Leap, its directors and executive officers will be participants in the solicitation of proxies in connection with the 2011 annual meeting of stockholders. Important information concerning the identity and interests of Leap’s directors and executive officers is set forth in Leap’s preliminary proxy statement filed on Schedule 14A with the SEC on the date hereof.
Leap’s tender offer statement, definitive proxy statement, any other relevant documents and other materials filed with the SEC concerning Leap will be, when filed, available free of charge at http://www.sec.gov and http://investor.leapwireless.com. Stockholders should carefully read these materials when they become available before making any voting decision.